UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 7, 2018

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In the Matter of

Chameleon Media Group Inc.
600 North Rosemead Blvd. Suite 100
Pasadena, CA 91107

ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No. 024-10489

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       Chameleon Media Group Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on September 7, 2018.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary